

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 5, 2016

<u>Via E-Mail</u>
Nathan D. DeBacker
Cole Real Estate Income Strategy (Daily NAV), Inc.
Chief Financial Officer and Treasurer
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016

**Re: Cole Real Estate Income Strategy (Daily NAV), Inc.
Form 10-K
Filed March 29, 2016
File No. 000-55187**

Dear Mr. DeBacker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>

<u>Market Information, page 49</u>

1. In future filings, to the extent that the obligation to pay trail fees is excluded or assigned no value in your net asset value calculation, please explain the specific reasons why you measured the trail fee in such a manner and clarify that, as a result, the net asset value and net asset value per share do not reflect any obligation to pay future trail fees. Additionally, please also include disclosure of the liability accrued for future trail fees under GAAP.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Information, page 56

2. In future filings, please disclose your average effective annual rent per square foot. Alternatively, tell us why you believe this disclosure is not material.

Distributions, page 62

3. We note your discussion of distributions paid compared to cash flow from operations for the reporting period and last fiscal year. In future filings, please consider disclosing the relationship of the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. Alternatively, tell us why you believe this disclosure is not material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David H. Roberts, Esq.
Goodwin Procter LLP